FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2015 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On December 17, 2015 the Registrant Announces they Signs a 3 Year Definitive Agreement with Semiconductor Laboratory, an Asian Governmental Agency to Provide Process Engineering and Equipment Maintenance and Support at Revenue of approximately $35 Million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 17, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Signs a 3 Year Definitive Agreement with Semiconductor Laboratory, an Asian
Governmental Agency to Provide Process Engineering and Equipment Maintenance and
Support at Revenue of approximately $35 Million

MIGDAL HA’EMEK, Israel, December 17, 2015 - TowerJazz, the global specialty foundry leader, today announced the signing of a definitive agreement with Semiconductor Laboratory, an Asian Governmental Agency. Under the agreement, TowerJazz will leverage its manufacturing expertise and assets while providing during the coming three years the required process engineering and equipment maintenance support for successful operation of the facility.  In addition, TowerJazz will provide support to help establish wafer reclaim capabilities and will provide training and procedures on the establishment of chemical lab capabilities.

The deal will generate revenues of approximately $35 million, which are incremental to TowerJazz’s revenues from its existing manufacturing facilities. This agreement allows TowerJazz to realize profits and cash generation from its valuable manufacturing expertise and its skilled engineering manpower.

“This project represents another notable acknowledgement of our worldwide manufacturing expertise and capabilities,” said Mr. Russell Ellwanger, CEO of TowerJazz. “It is a special business model providing revenue and profit upside incremental to our base financial model.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.
To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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TowerJazz Investor Relations and Corporate Communications Contact:
Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com